Exhibit (d)(9)

October 1, 2014

MEMORANDUM

This Memorandum will confirm the agreement of Jarett Levan (“Mr. Levan”) and Seth Wise (“Mr. Wise”) concerning certain matters relating to the transfer and voting of shares of the capital stock of BFC Financial Corporation (“BFC”). Schedule A indicates the shares of BFC’s Class A and Class B Common Stock currently beneficially owned or otherwise controlled by Mr. Levan and Mr. Wise.

This Memorandum documents the parties’ agreement as follows:

1.

Mr. Wise agrees to vote all of the Class B Common Stock directly or indirectly beneficially owned by him or which otherwise are subject to his control in the same manner that Mr. Levan votes the shares of Class B Common Stock he holds or controls. Mr. Wise agrees and acknowledges that Mr. Levan has an agreement with Alan Levan pursuant to which Mr. Levan has agreed to vote all shares of Class 13 Common Stock beneficially owned or otherwise controlled by him in the same manner as Alan Levan votes his shares of Class B Common Stock.

1.1

Further, for as long as Mr. Levan and Mr. Wise each individually desire to serve as directors of BFC, all shares of Class B Common Stock beneficially owned or controlled by either will be voted in favor of Mr. Wise and Mr. Levan’s election to BFC’s Board of Directors. In furtherance of the foregoing, by executing this Memorandum, Mr. Wise hereby grants Mr. Levan an irrevocable proxy to vote all of the shares of Class B Common Stock that are from time to time, directly or indirectly, beneficially owned or otherwise controlled by Mr. Wise.

2.

The restrictions on voting and the proxy that Mr. Wise is granting to Mr. Levan in this Memorandum will apply to all of Mr. Wise’s shares of Class B Common Stock whether now or hereafter beneficially owned or controlled.

3.

Mr. Wise may not transfer or permit the transfer of the ownership or control of the shares of Class B Common Stock held by him except (1) to family members of Mr. Wise or to a trust for the benefit of such family members in connection with estate planning, (ii) to Mr. Wise’s estate or its beneficiaries or (iii) upon a conversion of the shares of Class B Common Stock into Class A Common Stock and subsequent sale of such shares of Class A Common Stock as permitted hereunder; provided, however, in the case of clauses (i) and (ii) the transferee shall upon any such transfer be deemed to be bound hereby and treated for all purposes as Mr. Wise hereunder. During the 20-year period commencing on the date hereof (the “Restricted Period”), Mr. Wise shall not convert or permit the conversion of the shares of Class B Common Stock directly or indirectly beneficially owned or controlled by him into shares of Class A Common Stock, provided that Mr. Wise may convert or permit the conversion of shares of Class B Common Stock directly or indirectly beneficially owned or controlled by Mr. Wise to the extent in excess of 250,000 shares (any such shares, the “Excess Class B Shares”) pursuant to the provisions of paragraph 4. The 250,000 shares of Class B Common subject to the transfer and conversion restrictions of this paragraph 3 are sometimes hereinafter referred to as the “Restricted Shares.” The transfer and conversion restrictions contained in this paragraph 3 with respect to the Restricted Shares may not, prior to the death of Alan B. Levan, be waived or released without the consent of Alan B. Levan, and Alan B. Levan shall be deemed a third party beneficiary of this Memorandum for such purpose.

4.

At any time, Mr. Wise shall be free to convert or permit the conversion of any or all of the Excess Class B Shares into Class A Common Stock and to sell the shares of Class A Common Stock received upon conversion from time to time, subject to and provided that Mr. Wise first offers to sell all such Excess Class B Shares to Mr. Levan in accordance with the provisions of this paragraph 4 (including subparagraphs 4.1 through 4.8 below). Following the Restricted Period, Mr. Wise shall be free to convert or permit the conversion of any or all of the Restricted Shares into Class A Common Stock and to sell the shares of Class A Common Stock received upon conversion from time to time, subject to and provided that Mr. Wise first offers to sell all such Restricted Shares to Mr. Levan in accordance with the provisions of this paragraph 4 (including subparagraphs 4.1 through 4.8 below).

4.1

The offer for sale of the shares as contemplated by the previous paragraph, whether Excess Class B Shares or Restricted Shares, shall be at a price per share equal to the average closing price of the Class A Common Stock for the 90 days prior to the applicable offer.

4.2	Such offer by Mr. Wise shall be made in writing and shall include:

(i)	the offer price and

(ii)

(a) in the case that the shares Mr. Wise desires to convert are Excess Class B Shares, notice that the purchase price for the Excess Class B Shares desired to be purchased by Mr. Levan, if any, and any documentation necessary to consummate such purchase shall be delivered to Mr. Wise within 45 days, or (b) in the case that the shares Mr. Wise desires to convert are Restricted Shares, notice that a statement of intention is to be delivered within 45 days.

4.3

Within 45 days after the delivery of a written offer with respect to the sale of Excess Class B Shares (the “Purchase Right Period”), Mr. Levan shall deliver to Mr. Wise the purchase price for the Excess Class B Shares desired to be purchased by Mr. Levan, if any, and any documentation necessary to consummate such purchase. Subject to delivery of the purchased Excess Class B Shares to Mr. Levan, Mr. Wise shall thereafter be free to convert any Excess Class B Shares subject to the written offer and not purchased by Mr. Levan into Class A Common Stock and to sell such shares of Class A Common Stock.

4.4

Within 45 days after the delivery of a written offer with respect to the sale of Restricted Shares, Mr. Levan shall deliver to Mr. Wise a written statement of intention (the “Written Statement of Intention”).

4.5

If the Written Statement of Intention indicates that Mr. Levan does not wish to purchase such Restricted Shares, Mr. Wise shall thereafter be free to convert such Restricted Shares which Mr. Levan has not indicated his intention to purchase into Class A Common Stock and to sell such shares of Class A Common Stock received upon conversion.

4.6

If the Written Statement of Intention indicates that Mr. Levan is interested in pursuing a purchase of any of the Restricted Shares, then Mr. Levan shall have 12 months from the date the written offer to sell was delivered to Mr. Levan during which to purchase the Restricted Shares pursuant to the offer.

4.7

The Written Statement of Intention shall only be deemed a non-binding statement of intent and shall give rise to no liability or obligation on the part of Mr. Levan in the event any or all of such Restricted Shares are not ultimately purchased.

4.8

If within the 12 month period referenced in subparagraph 4.6 Mr. Levan does not purchase the Restricted Shares subject to the written offer which Mr. Levan has indicated his intention to purchase (other than as a result of the failure of Mr. Wise to sell such shares upon tender of the purchase price and delivery by Mr. Levan of any necessary purchase documentation), Mr. Wise shall be free to convert such shares and to sell the Class A Common Stock received upon conversion thereof.

5.

Upon request, Mr. Wise will deliver his shares of Class B Common Stock to BFC so that an appropriate legend regarding this Memorandum may be placed on them, and Mr. Wise agrees that any certificate representing shares of Class B Common Stock that he may from time to time acquire will also bear an appropriate legend regarding this Memorandum. The enforceability of this Memorandum and the proxy granted hereby will not be affected by the fact that the certificates have not been delivered as provided for herein or that the certificates may not bear any legend with respect to the provisions of this Memorandum.

6.

This Memorandum does not restrict in any way the transfer or voting of any shares of Class A Common Stock that either Mr. Wise or Mr. Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of Class B Common Stock.

7.

Mr. Wise and Mr. Levan each agree that they would each suffer irreparable harm if the provisions of this Memorandum were not enforced in accordance with their terms. Accordingly, they each agree that, in addition to any other remedy to which they be entitled, they will be entitled to injunctive relief to prevent or enjoin a breach of the provisions of this agreement and to specifically enforce its terms. If any provision of this Memorandum is held to be invalid or unenforceable, it will not in any way affect or render invalid or unenforceable any other provision of this agreement.

8.

Notwithstanding anything to the contrary herein, Mr. Levan may upon written notice to Mr. Wise, terminate this Memorandum and thereafter both parties will be released from any duties, responsibilities or liability hereunder.

Accepted and agreed as of October 1, 2014.

/s/ Seth Wise
Seth Wise

/s/ Jarett Levan
Jarett Levan

November 8, 2020

Mr. Seth Wise

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, FL 33301

Dear Seth:

Having consummated the spin-off of BBX Capital, Inc. and changed the name of BBX Capital Corporation to Bluegreen Vacations Holding Corporation, for the avoidance of doubt, I wanted to formally document that our Memorandum Agreement dated October 1, 2014 is applicable to the Class B Common Stock of both BBX Capital, Inc. and Bluegreen Vacations Holding Corporation. Further, as you have resigned from and are no longer a Director of Bluegreen Vacations Holding Corporation, this is to confirm that I am released from any obligation to vote the Class B Shares beneficially owned by me in favor of your election to the Board of Bluegreen Vacations Holding Corporation, but will remain subject to my obligation to vote all such shares of Class B Common Stock in favor of your election to the Board of BBX Capital, Inc. Other than with respect to the election to the Bluegreen Vacations Holding Corporation Board, the Memorandum will remain in full force and effect.

As always, many thanks for helping us to document this.

Sincerely,

/s/ Jarett Levan

Agreed and Acknowledged
This 17th day of November, 2020.

/s/ Seth Wise